SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

          If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 11, 2005
Shaw Communications Inc.

By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw Communications Inc. announces third quarter results and initial Digital Phone growth

Calgary, Alberta, July 7, 2005 — Shaw Communications Inc. announced net income of $43.3 million or $0.16 per share for the quarter ended May 31, 2005 compared to net income of $24.8 million or $0.06 per share for the comparable period in 2004. Net income for the nine months of the year was $94.2 million or $0.36 per share, up from $62.0 million or $0.14 per share last year.

Jim Shaw, Chief Executive Officer of Shaw, commented: “Shaw’s entry into the telephone business is a defining moment in our history. On February 14, 2005, we launched Shaw Digital Phone in Calgary and followed up approximately two months later with a launch in Edmonton. With these two markets launched we are able to offer telephone service to over 25% of our customers. Digital Phone gives us the capability to tap into a new revenue stream leveraging off our existing infrastructure and we are pleased by the success in our first full quarter of Digital Phone operations. At May 31, 2005, we reported installed and pending Digital Phone lines of 22,450.”

Total service revenue of $559.9 million and $1.6 billion for the three and nine month periods, respectively, grew 5.2% and 6.4% over the same periods last year. Consolidated service operating income before amortization1 of $252.9 million and $731.2 million improved 6.4% and 6.5%, respectively. Funds flow from operations2 increased to $197.7 million and $564.4 million for the quarter and year-to-date compared to $179.3 million and $508.5 million in the same periods last year.

Jim Shaw, continued: “We are pleased that, even with our management focus on launching Digital Phone in two major markets, we were able to report improved service revenue, service operating income before amortization and earnings over the same periods last year. We also improved all three of these financial metrics on a consecutive basis. In addition, customer growth was positive which reflects the strengthening of our bundled products, particularly with Shaw’s entry into the triple play market of video, data and voice and the continued roll out of service enhancements across all product lines and services.”

On the traditional lines of business, the Company reported quarterly customer growth in basic cable of 1,338 or 0.1%, digital television of 9,764 or 1.7%, Internet of 27,034 or 2.5% and DTH of 6,252 or 0.8%

Free cash flow1 for the quarter was $89.3 million bringing the year-to-date amount to $195.6 million. This compares to $73.7 million and $222.8 million in the same periods last year. The decrease on a year-to-date basis was primarily due to higher capital expenditures in cable associated with investments to support customer growth and the rollout of Digital Phone. Satellite achieved record free cash flow of $20.9 million for the quarter.

Jim Shaw commented: “The performance to date provides us with confidence that Shaw is on track to meet its free cash flow guidance of $270 — $285 million for 2005. We are excited about our product success and need to continue to rollout new products and services rapidly. Accordingly, our preliminary view for fiscal 2006 calls for capital and net equipment spending to range from $535 — $545 million. We are planning to increase capital spending in fiscal 2006 in order to accelerate digital phone growth and to support ongoing network upgrades and service enhancements in Internet, digital video, HDTV and VOD. In addition, the Company plans to start a multi-year project to upgrade and modernize its customer management and billing systems in order to facilitate the increasing complexity of offering greater customer choices, bundled offerings and transaction-based services. These improvements will also enable the Company to address the future integration of service offerings, offer new services rapidly and respond to competitive dynamics. We expect that growth of service operating income before amortization in fiscal 2006 will be moderated by the ongoing upfront investments required for Digital Phone deployment. We plan to provide specific guidance on service operating income before amortization and free cash flow when we release our 2005 year-end results.”

Cable service revenue increased 6.9% for the quarter to $405.6 million (2004 — $379.3 million) and 6.9% for the nine months of the year to $1.2 billion (2004 — $1.1 billion). This growth resulted from rate increases, customer growth and the impact of the Monarch cable systems acquisition which took place in the third quarter of fiscal 2004. Service operating income before amortization increased 4.4% to $203.9 million (2004 — $195.2 million) for the quarter and 2.2% to $596.9 million (2004 — $583.8 million) for the nine months.

On a year-over-year basis, the Satellite division’s service revenue increased by 1.0% to $154.3 million and by 5.0% to $457.6 million for the three and nine months, respectively, due to rate increases, change in mix of promotional activities and customer growth in DTH. Over the same respective periods, service operating income before amortization increased by 15.5% to $49 million and 22.8% to $134.4 million. The improvement was largely due to the growth in DTH revenue and reduced costs.

Jim Shaw remarked, “Both divisions are meeting expectations. The satellite business is maturing and the team is now able to focus on operating efficiencies which is reflected in the double digit growth in service operating income before amortization over the same periods last year. On a consecutive basis, satellite’s quarterly service operating income before amortization increased 8.9%, while cable’s increased 2.3%. With the launch of Digital Phone, Cable has incurred upfront investments to enhance customer care and build our telephone operations. While this has exerted pressure on cable margins, we strongly believe these investments position the Company for significant growth in the future.”

During the quarter, Shaw repurchased 5,454,900 of its Class B Non-Voting Shares for cancellation pursuant to the normal course issuer bid for $135.5 million ($24.83 per share) bringing the year-to-date total to $159.4 million ($24.19 per share) on the repurchase of 6,589,500 shares, representing approximately 3.0% of the Class B Non-Voting Shares outstanding at August 31, 2004. In the near term, Shaw expects to continue to use free cash flow to pay dividends and repurchase shares.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet, Digital Phone, telecommunications services (through Big Pipe Inc.) and satellite direct-to-home services (through Star Choice Communications Inc.) to approximately 3.0 million customers. Shaw is traded on the Toronto and New York stock exchanges and is a member of the S&P/TSX 60 index (Symbol: TSX — SJR.NV.B, NYSE — SJR).

This news release contains forward-looking statements, identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend” and “potential”. These statements are based on current conditions and assumptions and are not a guarantee of future events. Actual events could differ materially as a result of changes to Shaw’s plans and the impact of events, risks and uncertainties. For a discussion of these factors, refer to Shaw’s current annual information form, annual and quarterly reports to shareholders and other documents filed with regulatory authorities.

For further information, please contact:

Steve Wilson
Senior Vice President, Chief Financial Officer
Shaw Communications Inc.
403-750-4500

1	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.
2	Funds flow from operations is before changes in non-cash working capital as presented in the unaudited interim Consolidated Financial Statements.

Shaw Communications Inc.

SHAREHOLDERS’ REPORT
THIRD QUARTER ENDING MAY 31, 2005

To Our Shareholders:

Shaw delivered another quarter of solid financial performance with improved growth in all services over the same three and nine-month periods last year, as well as on a consecutive quarterly basis. As a result, we remain confident that we will achieve our free cash flow guidance for the year of $270 — $285 million.

As the market for communication and entertainment services becomes more competitive, Shaw continues to improve its level of service through enhanced customer care, the introduction of new products and services and delivery of increased value through bundling. A key part of this has been our recent entry into the residential telephone market with the launch of Shaw Digital Phone in Calgary and Edmonton over the last few months. At the quarter end, we had 22,450 installed and pending phone lines and with the launch in Edmonton, we are now able to offer the service to over 25% of homes passed. Initial response from our customers has been very positive.

At the same time, Shaw introduced a number of product improvements this quarter, with many at no additional cost to the customer. For example, we improved our already industry-leading Internet product, offering customers increased connectivity speeds of up to 40%, a greater number of email accounts and larger email storage space. With respect to digital cable, Shaw continued the roll out of on-screen ordering of VOD movies and entertainment with launches of services in Saskatoon, Red Deer and Fort McMurray. In addition, Shaw Digital Phone expanded its unlimited, anytime long distance calling plan to include Hawaii and Alaska. In May, Star Choice became the first Canadian satellite provider to offer a dual tuner HDTV digital video recorder to the market.

These service enhancements and improved financial performance would not be possible without the commitment and ability of our employees. We believe their strength is grounded in sharing common values that Shaw has nurtured over the past thirty years. This past quarter, we launched an internal campaign to communicate and share Shaw’s visions and values to each and every one of our valued employees. Through continued investments in our people and service offerings we believe the Company is well positioned for significant future growth.

JR Shaw	Jim Shaw
Executive Chair	Chief Executive Officer

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
MAY 31, 2005

June 28, 2005

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2004 Annual Report and the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements of the current quarter.

CONSOLIDATED RESULTS OF OPERATIONS
THIRD QUARTER ENDING MAY 31, 2005
SELECTED FINANCIAL HIGHLIGHTS

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2005	2004	%	2005	2004	%

($000’s Cdn except per share amounts)
Operations:
Service revenue	559,883	532,015	5.2	1,646,852	1,547,928	6.4
Service operating income before amortization (1)	252,899	237,659	6.4	731,234	686,723	6.5
Funds flow from operations(2)	197,685	179,260	10.3	564,394	508,459	11.0
Net income	43,266	24,828	74.3	94,203	62,027	51.9
Per share data:
Earnings per share — basic and diluted (3)	$0.16	$0.06		$0.36	$0.14
Weighted average participating shares outstanding during period (000’s)	228,680	232,091		230,214	231,394

(1)	See definition under Key Performance Drivers in Management’s Discussion and Analysis.
(2)	Funds flow from operations is before changes in non-cash working capital as presented in the unaudited interim Consolidated Financial Statements.
(3)	Includes gain recorded through equity on the redemption of COPrS of $12,803 or $0.06 per share for the nine- month period [2004 — $0] and is after deducting entitlements on the equity instruments, net of income taxes, amounting to $6,911 or $0.03 per share [2004 — $9,977 or $0.04 per share] and $24,616 or $0.11 per share [2004 — $29,903 or $0.13 per share] for the three and nine months, respectively.

SUBSCRIBER HIGHLIGHTS

		Growth
	Total	Three months ended May 31,		Nine months ended May 31,
	May 31, 2005	2005	2004	2005	2004

Subscriber statistics:
Basic cable customers	2,139,228	1,338	2,910	16,740	24,690
Digital customers	587,317	9,764	16,762	46,782	48,192
Internet customers (including pending installs)	1,128,259	27,034	19,173	107,321	102,518
DTH customers	835,902	6,252	12,344	7,999	17,871
Digital phone lines (including pending installs)	22,450	18,938	—	22,450	—

Shaw Communications Inc.

ADDITIONAL HIGHLIGHTS

•	With the launch of Shaw Digital Phone in Calgary and Edmonton, the service is now available to approximately 25% of homes passed. At May 31, 2005, the number of Digital Phone lines, including pending installations, was 22,450.

•	The Company attained customer growth across all business lines in the third quarter with increases of 1,338 for basic cable, 9,764 for digital, 27,034 for Internet and 6,252 for DTH.

•	Approximately 46.6% (2004 — 42.3%) of cable customers now subscribe to a bundled service.

•	Free cash flow of $89.3 million for the quarter improved $15.5 million over the same quarter last year with Satellite achieving record free cash flow of $20.9 million.

•	Pursuant to the normal course issuer bid, during the third quarter 5,454,900 Class B Non-Voting Shares were repurchased for $135.5 million ($24.83 per share).

Consolidated Overview

Consolidated service revenue of $559.9 million and $1.6 billion for the three and nine-month periods, respectively, improved by 5.2% and 6.4% over the same periods last year. Increased service revenue resulted primarily from rate increases, customer growth, the acquisition of the Monarch cable systems effective March 31, 2004 and the change in mix of promotional activities. Consolidated service operating income before amortization for the respective quarterly and year-to-date periods increased by 6.4% to $252.9 million and 6.5% to $731.2 million. The improvements over both periods were due to revenue growth and reduced costs in the satellite division, while the nine-month comparative also benefited from the settlement of litigation in the second quarter of last year of $6.5 million. These improvements were partly offset by increased costs in the cable division, including expenditures incurred to support continued growth and in preparation for increased competition and the launch of Digital Phone.

Net income was $43.3 million and $94.2 million for the three and nine months ended May 31, 2005 compared to $24.8 million and $62.0 million for the same periods last year. Net income continued to improve on a consecutive basis, up $11.1 million over the second quarter. The changes in net income are outlined in the table below. The fluctuation in net other costs and revenue from the three and nine-month periods ended May 31, 2004 is largely reflective of fair value changes on foreign currency forward contracts in respect of Shaw’s US dollar denominated equity instruments. Under Accounting Guideline 13, the forward contracts do not qualify for hedge accounting; therefore, fair value adjustments on the forwards are recorded in income which amounted to a gain (loss) of $1.5 million and ($14.5 million) in the quarter and year-to-date, respectively. The impact of the foregoing and other changes to net income are outlined as follows:

Shaw Communications Inc.

	Increase (decrease) of May 31, 2005 net income compared to:
	Three months ended		Nine months ended
	February 28, 2005	May 31, 2004	May 31, 2004

($millions Cdn)
Increased service operating income before amortization	8.6	15.2	44.5
Decreased amortization	7.1	7.6	6.0
Decreased interest expense	0.9	0.7	3.8
Change in net other costs and revenue(1)	1.7	3.2	(8.5)
Increase in income taxes	(7.2)	(8.3)	(13.6)

	11.1	18.4	32.2

(1)	Net other costs and revenue include: gain on sale of investments, write-down of investment, foreign exchange gain (loss) on unhedged long-term debt, fair value gain (loss) on a foreign currency forward contract, debt retirement costs, other gains (losses) and equity loss on investees as detailed in the unaudited interim Consolidated Statements of Income and Deficit.

Earnings per share were $0.16 and $0.36 for the quarter and nine-months, respectively, compared to $0.06 and $0.14 in the respective periods last year. The increase of $0.10 over the comparative quarterly period is primarily due to higher net income per share of $0.08. For the nine-month period, the increase of $0.22 is due to higher net income per share of $0.14, plus $0.06 per share attributable to the gain of $12.8 million recorded through equity during the second quarter on the redemption of the US $142.5 million 8.45% Canadian Originated Preferred Securities (“Series A COPrS”) and a reduction of equity entitlements of $0.02 per share.

Funds flow from operations was $197.7 million in the third quarter compared to $179.3 million last year, and on a year-to-date basis was $564.4 million compared to $508.5 million in 2004. The growth over the respective quarterly and year-to-date comparative periods was primarily due to increased service operating income before amortization of $15.2 million and $44.5 million and reduced interest expense of $0.7 million and $3.8 million, respectively.

On a consolidated basis, the Company’s quarterly free cash flow of $89.3 million improved $15.5 million over last year. On a year-to-date basis, free cash flow was $195.6 million compared to $222.8 million in 2004. The decline was due to increased capital expenditures, particularly in the categories of upgrades and enhancements and buildings/other. The satellite division achieved record free cash flow of $20.9 million for the quarter compared to $10.5 million in the same quarter last year. Cable generated $68.4 million of positive free cash flow for the quarter or a $5.2 million increase over $63.2 million reported last year.

Update to critical accounting policies
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2004 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. Also described therein were a number of new accounting policies that Shaw was required to adopt in 2005 as a result of recent changes in Canadian accounting pronouncements. For a description of the changes in accounting policies, readers should refer to Note 1 of the unaudited interim Consolidated Financial Statements. The

Shaw Communications Inc.

ensuing discussion provides additional information as to the date that Shaw was required to adopt the new standards, the methods of adoption permitted by the standards and the method chosen by Shaw and the effect on the financial statements as a result of adopting the new policy.

Adoption of recent Canadian accounting pronouncements

          Asset Retirement Obligations

In the first quarter of 2005, the Company retroactively adopted the new Canadian standard, Asset Retirement Obligations. The application of this standard had no significant impact on the financial position or results of operations of the Company.

          GAAP Hierarchy and General Standards of Financial Statement Presentation

In the first quarter of 2005, the Company adopted the new CICA Handbook Sections 1100, “Generally Accepted Accounting Principles,” and 1400, “General Standards of Financial Statement Presentation”. The effect of any change in accounting policy made in adopting these sections only applies to events and transactions occurring after August 31, 2004 and to any outstanding balances existing at the date of the change. The application of these recommendations had no significant impact on the Company’s consolidated financial statements.

          Consolidation of Variable Interest Entities

In the second quarter of 2005, the Company retroactively adopted the new CICA Accounting Guideline 15 (AcG-15), “Consolidation of Variable Interest Entities.” The application of AcG-15 had no impact on the Company’s consolidated financial statements.

Key Performance Drivers

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s financial performance and as an indicator of its ability to service debt. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.

The following contains a listing of the Company’s use of non-GAAP financial measures and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.

Service operating income before amortization
The Company utilizes this measurement as it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. In respect of the calculation of consolidated service operating income before amortization, it is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Deficit. It is calculated as service revenue less operating, general and administrative expenses.

Shaw Communications Inc.

Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders. Consolidated free cash flow is calculated as follows:

	Three months ended May 31,		Nine months ended May 31,
	2005	2004	2005	2004

($000’s Cdn)
Cable free cash flow[1]	68,395	63,196	162,606	223,696
Combined satellite free cash flow[1]	20,882	10,536	32,971	(875)

Consolidated	89,277	73,732	195,577	222,821

(1)	The reconciliation of free cash flow for both cable and satellite is provided in the following segmented analysis.

CABLE
FINANCIAL HIGHLIGHTS

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2005	2004	%	2005	2004	%

($000’s Cdn)
Service revenue (third party)	405,619	379,289	6.9	1,189,224	1,112,124	6.9

Service operating income before amortization (1)	203,903	195,248	4.4	596,873	583,759	2.2
Less:
Interest	42,826	43,536	(1.6)	129,708	130,953	(1.0)
Entitlements on equity instruments, net of current taxes	6,911	9,977	(30.7)	24,616	29,903	(17.7)
Cash taxes on net income	5,621	7,601	(26.0)	18,574	22,961	(19.1)

Cash flow before the following:	148,545	134,134	10.7	423,975	399,942	6.0

Capital expenditures and equipment costs (net):
New housing development	22,885	20,260	13.0	61,085	50,516	20.9
Success based	12,216	12,822	(4.7)	45,061	37,635	19.7
Upgrades and enhancement	28,621	27,745	3.2	109,179	68,666	59.0
Replacement	9,279	4,427	109.6	22,181	9,509	133.3
Buildings/other	7,149	5,684	25.8	23,863	9,920	140.6

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	80,150	70,938	13.0	261,369	176,246	48.3

Free cash flow (1)	68,395	63,196	8.2	162,606	223,696	(27.3)

Operating margin	50.3%	51.5%	(1.2)	50.2%	52.5%	(2.3)

(1)	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.

OPERATING HIGHLIGHTS

•	Shaw launched Digital Phone in two major markets; Calgary, on February 14, 2005 and Edmonton, on April 25, 2005. At May 31, 2005 pending and installed Digital Phone lines totaled 22,450.

•	Customer base grew across all product areas and penetration of customers who subscribe to bundled services increased to 46.6% up from 42.3% last year.

•	Free cash flow improved $6.2 million over the consecutive quarter to $68.4 million largely due to a 2.3% or $4.6 million increase in service operating income before amortization.

Shaw Communications Inc.

Cable service revenue for the three and nine-month periods both improved 6.9% over the same periods last year primarily due to customer growth, rate increases and the acquisition of the Monarch cable systems effective March 31, 2004. Over these same periods, Shaw prepared for the launch of Digital Phone and invested in value added services and improvements, at little or no cost to customers, including increased speed of Internet connectivity; Shaw Secure, Shaw’s comprehensive Internet security package; Shaw Messenger, a complete online messaging service; continued roll out of on-screen ordering of VOD content and provision of 24/7/365 customer support. The required investment in people and services to support these initiatives, plus increased network fees, premise and compliance costs contributed to the lower rate of growth of service operating income before amortization of 4.4% and 2.2%, respectively. While these required investments exerted pressure on cable margins, which were approximately 50.2% throughout this fiscal year compared to 52.5% in the same period last year, they are expected to position the Company for future growth as the roll out of Digital Phone continues.

Shaw Digital Phone was launched first in Calgary, on February 14, 2005 and followed with its second launch in Edmonton, on April 25, 2005. Shaw Digital Phone is a reliable, fully featured and affordable residential telephone service. It combines local, long distance and the most popular calling features into a simple package for a fixed monthly fee. The service is priced at $55.00 per month when bundled with any of Shaw’s other services and includes a local residential line, unlimited anytime long distance calling within Canada and the U.S. and six calling features: voicemail, call display, call forwarding, three-way calling, call return and call waiting. Professional installation, access to E-911, directory and operator services, and 24/7/365 customer support are all part of the Shaw Digital Phone service at no additional cost. Customers also have the option of keeping their current home phone number and the service works with existing telephones in a customer’s home so no purchase of additional equipment is required. The Company expects that Digital Phone penetration, expressed as a percentage of Basic, will be approximately 20% in three years.

The launch of Digital Phone and supporting plant upgrades have increased capital expenditures and equipment costs (net) which were $80.1 million and $261.4 million for the quarter and year-to-date, respectively, up $9.2 million and $85.1 million over the same periods last year. During the quarter Shaw invested $12.5 million of capital on the deployment of Digital Phone and, on a year-to-date basis, $34.4 million. The fixed capital portion of this investment, plus enhancements and replacements of amplifiers, power supplies, nodes and other network components, is reflected in higher spending of upgrades/enhancements and replacement capital, which combined, increased $5.7 million and $53.2 million for the three and nine months, respectively. Spending increases in Buildings and Other of $1.5 million and $13.9 million for the three and nine months, respectively, were primarily due to building upgrades in various branch locations, investments in new and enhanced information systems, and the purchase of certain software licenses in the first quarter. Spending on New Housing Development increased $2.6 million and $10.6 million for the three and nine months, respectively, primarily due to increased new home construction in Western Canada and recoveries of capital recorded in the second quarter of last year. Success- based spending year-to-date increased $7.5 million over the prior year mainly due to the purchase of customer premise equipment for Shaw Digital Phone. The Company anticipates capital spending will increase over fiscal 2005 and range from $535 — $545 million in fiscal 2006. The increased spending will accelerate digital phone growth and support ongoing network upgrades and service enhancements in internet, digital video, HDTV and VOD.

Shaw Communications Inc.

SUBSCRIBER STATISTICS

			May 31, 2005
			Three months ended		Nine months ended
				Change		Change
	May 31, 2005	August 31, 2004	Growth	%	Growth	%

CABLE:
Basic service:
Actual	2,139,228	2,122,488	1,338	0.1	16,740	0.8
Penetration as % of homes passed	66.4%	67.2%
Digital terminals	721,345	640,975	18,312	2.6	80,370	12.5
Digital customers	587,317	540,535	9,764	1.7	46,782	8.6

INTERNET:
Connected and scheduled	1,128,259	1,020,938	27,034	2.4	107,321	10.5
Penetration as % of basic	52.7%	48.1%
Standalone Internet not included in basic cable	133,927	114,767	3,751	2.9	19,160	16.7

DIGITAL PHONE:
Number of lines (1)	22,450	—	18,938	n/a	22,450	n/a

(1)	Represents primary and secondary lines on billing plus pending installs of 3,795 at May 31, 2005.

	Three months ended		Nine months ended
Churn(2)	May, 31, 2005	May 31, 2004	May 31, 2005	May 31, 2004

Digital customers	4.0%	4.0%	10.8%	11.4%
Internet customers	4.1%	4.9%	10.8%	12.3%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.

Customer growth occurred across all product lines, despite increased competition. This confirms the strength of Shaw’s bundling strategy which was further enhanced with the recent launch of Shaw Digital Phone. As at May 31, 2005, Shaw had pending and installed Digital Phone lines of 22,450 of which approximately 95% purchased at least one other Shaw service.

The strength of Cable’s product bundling has also been augmented by continued enhancements of individual service offerings, at little or no additional charge to customers. For example, over recent months Shaw improved its already industry-leading Internet product with the introduction of new functionality, including Shaw Secure and Shaw Messenger, and improved performance, such as higher connectivity speeds of up to 40% on its high-speed Internet products, increased e-mail accounts for high-speed Internet customers and larger email storage space from 30MB to 100MB for all Internet customers. On the Digital product side, the Company introduced a dual-tuner HDTV/PVR set-top box capable of recording a high definition (or standard definition) program on a separate channel from the one being viewed. Further, since January 2005 Shaw has offered on-screen ordering of VOD content in Calgary, Edmonton and Winnipeg, and during the quarter added the service in Saskatoon, Red Deer, and Fort McMurray. The interactive capabilities of VOD with access to a growing library of content provide Shaw with a competitive advantage over its satellite and telephone company competitors.

Shaw Communications Inc.

These individual product enhancements have created further value in the bundling of products which has driven bundled penetration up to 46.6% from 42.3% in the same quarter last year. The Company’s bundling strategy has proven to be an effective customer retention tool for its digital and Internet customers as shown by the generally improved churn rates in the table above.

Basic cable subscriber growth was 1,338 in the quarter compared to 2,910 in the same quarter last year and on a year-to-date basis increased 16,740 compared to 24,690 last year. Digital customer growth of 9,764 during the quarter was down compared to 16,762 in the same quarter last year due to the completion of certain promotional campaigns; however, the year-to-date growth of 46,782 was only marginally lower than 48,192 last year. Internet customers increased by 27,034 during the third quarter compared to 19,173 in the same period last year, enabling Shaw to improve its industry-leading penetration to 52.7% of basic, an improvement of 4.6% over last year (2004 — 48.1%). On a year-to-date basis Internet customer growth was 107,321 compared to 102,518 last year.

SATELLITE (DTH and Satellite Services)

FINANCIAL HIGHLIGHTS

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2005	2004	%	2005	2004	%

($000s Cdn)
Service revenue (third party)
DTH (Star Choice)	133,922	132,181	1.3	397,761	374,665	6.2
Satellite Services	20,342	20,545	(1.0)	59,867	61,139	(2.1)

	154,264	152,726	1.0	457,628	435,804	5.0

Service operating income before amortization (1)
DTH (Star Choice)	38,328	31,793	20.6	103,229	78,355	31.7
Satellite Services	10,668	10,618	0.5	31,132	31,093	0.1

	48,996	42,411	15.5	134,361	109,448	22.8
Less:
Interest (2)	10,408	10,756	(3.2)	31,336	34,665	(9.6)
Cash taxes on net income	77	155	(50.3)	248	467	(46.9)

Cash flow before the following:	38,511	31,500	22.3	102,777	74,316	38.3

Capital expenditures and equipment costs (net):
Success based (3)	16,975	19,643	(13.6)	59,412	72,904	(18.5)
Transponders and other	654	1,321	(50.5)	10,394	2,287	354.5

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	17,629	20,964	(15.9)	69,806	75,191	(7.2)

Free cash flow (1)	20,882	10,536	98.2	32,971	(875)	3,868.1

(1)	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.
(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay prior outstanding Satellite debt and to fund accumulated cash deficits of Cancom and Star Choice.
(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.

OPERATING HIGHLIGHTS

•	Achieved record free cash flow of $20.9 million for the quarter. This represents an improvement of $10.3 million or almost double the same quarter last year, and surpasses Satellite’s previous record of $17.2 million which was generated in the second quarter of this year. On a year-to-date basis free cash flow was $33.0 million compared to negative $0.9 million last year.

•	Star Choice added 6,252 customers this quarter compared to 12,344 last year and 7,999 on a year-to-date basis compared to 17,871 last year. The decrease in growth is partly attributable to a greater focus on customers less susceptible to credit risk. This focus has increased customer retention as outlined below.

•	DTH customer churn decreased to 2.7% this quarter compared to 2.9% in the same quarter last year and to 11.1% from 12.4% for the nine-month period.

Service revenue increased 1% and 5%, respectively, over the comparative three and nine-month periods last year due to rate increases, change in mix of promotional activities and customer growth all within the DTH business segment. The revenue growth was partially offset by the re-introduction in April 2005 of programming credits on the sale of DTH receivers by retailers. Service operating income before amortization outpaced service revenue growth with respective increases of 15.5% and 22.8%. The improved results are mainly attributable to reduced sales and distribution costs and an adjustment of $1.2 million related to a copyright tariff liability in the third quarter of last year.

Success based capital expenditures decreased $2.7 million and $13.5 million, over the prior year three-month and nine-month periods, respectively, due to lower cost receivers and decreased customer growth. The launch of Anik F2 satellite in the first quarter of this year caused year-to-date spending on transponder and other assets to increase $8.1 million over the same period last year. The capacity gained by the operation of the Anik F2 has enabled Star Choice to expand its HDTV channel offerings to eleven, up from six in the previous year.

In May, Star Choice became the first Canadian satellite distributor to introduce a dual tuner HDTV digital video recorder to the market with the launch of the DVR530 HD receiver. With this new receiver, customers are able to watch one show and record another at the same time in both standard and high-definition formats. Demand for the DVR530 HD has been strong. Ongoing product enhancements, continued improvements in customer service and a focus on acquisition of customers less susceptible to credit risk resulted in improved customer retention as outlined below.

Shaw Communications Inc.

CUSTOMER STATISTICS

			May 31, 2005
			Three months ended		Nine months ended
	May 31, 2005	August 31, 2004	Growth	%	Growth	%

Star Choice customers(1)	835,902	827,903	6,252	0.8	7,999	1.0

(1)	Including seasonal customers who temporarily suspend their service.

	Three months ended		Nine months ended
Churn (2)	May 31, 2005	May 31, 2004	May 31, 2005	May 31, 2004

Star Choice customers	2.7%	2.9%	11.1%	12.4%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.

OTHER INCOME AND EXPENSE ITEMS:

Amortization

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2005	2004	%	2005	2004	%

($000s Cdn)
Amortization revenue (expense) —
Deferred IRU revenue	3,126	3,085	1.3	9,865	9,000	9.6
Deferred equipment revenue	17,560	16,722	5.0	53,369	64,245	(16.9)
Deferred equipment cost	(50,265)	(51,413)	(2.2)	(160,607)	(173,161)	(7.2)
Deferred charges	(1,511)	(1,615)	(6.4)	(4,830)	(6,226)	(22.4)
Property, plant and equipment	(100,969)	(106,455)	(5.2)	(307,217)	(309,271)	(0.7)

Commencing in fiscal 2004, Star Choice changed its mix of promotional activities which included a reduction of the selling price of DTH equipment. This is the principal reason for the decrease in amortization of deferred equipment revenue over the comparative nine-month period. Amortization of deferred equipment costs decreased over the same period last year due to decreases in the cost of DTH equipment and strengthening of the Canadian dollar relative to the US dollar over the last few years. Amortization of deferred charges declined as a result of the repayment of the $250.0 million Cancom Structured Note and deferred marketing costs becoming fully amortized during 2004. Amortization of property, plant and equipment decreased over the comparative quarter due to assets becoming fully amortized in the current year.

Interest

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2005	2004	%	2005	2004	%

($000s Cdn)
Interest	53,656	54,292	(1.2)	161,838	165,618	(2.3)

Interest decreased over the same periods last year as a result of lower average cost of borrowing. On a year-to-date basis, interest also decreased as a result of lower debt levels.

Shaw Communications Inc.

Investment activity

Over the second and third quarter, Shaw sold certain investments for $2.6 million which resulted in gains of $0.2 million and $1.1 million for the three and nine-month periods, respectively. In the second quarter, the Company also fully wrote-down an investment in a privately-held technology company resulting in a $1.9 million loss.

Foreign exchange gain (loss) on unhedged and hedged long-term debt

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2005	2004	%	2005	2004	%

($000s Cdn)
Foreign exchange gain (loss) on long-term debt	(805)	(1,475)	45.4	3,337	1,367	144.1

Shaw records foreign exchange gains and losses on the translation of foreign denominated unhedged long-term debt, which at May 31, 2005 was comprised of US $42.9 million of bank loans. As a result of fluctuations of the Canadian dollar relative to the US dollar, the Company’s foreign exchange gains or losses on unhedged long-term debt also fluctuate. A one-cent increase (decrease) in the Canadian/US dollar exchange rate would result in a corresponding foreign exchange (loss) gain of $0.4 million.

Under generally accepted accounting principles, the Company is required to translate long-term debt at period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting foreign exchange gains or losses on translating hedged long-term debt are included in deferred credits or deferred charges. As a result, the amount of hedged long-term debt that is reported under GAAP is often different than the amount at which the hedged debt would be settled under existing cross-currency interest rate agreements. As outlined in Note 3 to the unaudited interim Consolidated Financial Statements, if the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal) long-term debt would increase by $264.0 million (August 31, 2004 — $208.3 million) which represents the corresponding hedged amounts included in deferred credits.

Debt retirement costs

In November 2003, the Company incurred $2.4 million of debt retirement costs in connection with the repayment of a $350 million credit facility due February 10, 2006 from the proceeds of the issuance of $350 million of senior unsecured notes at 7.5%. There were no such costs in the current year.

Fair value adjustments on a foreign currency forward contracts

The Company’s extendible forward purchase contract which provides US funds required for the quarterly entitlement payments on the US denominated equity instruments, does not qualify for hedge accounting under Canadian GAAP. Accordingly, the carrying value of this financial instrument is adjusted to reflect the current market value, which resulted in a pre-tax gain (loss)

Shaw Communications Inc.

of $1.5 million and ($18.8 million) for the quarter and year-to-date, respectively. Fair value gains or losses will fluctuate in future periods with changes in foreign exchange rates. For example, a one cent increase (decrease) in the Canadian/US dollar exchange rate would result in a corresponding fair value gain (loss) of approximately $1.0 million. In addition, the forward purchase contract entered into by the Company during the second quarter to purchase the US funds required to redeem the Series A COPrS in February 2005 was not eligible for hedge accounting. As a result, the forward purchase contract was fair valued and resulted in a gain of $4.3 million on settlement.

Other gains (losses)

This category consists mainly of realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and the Company’s 38.3% share of the operations of Burrard Landing Lot 2 Holdings Partnership. Due to fluctuations of the Canadian dollar relative to the US dollar, the Company recorded a foreign exchange loss of $0.6 million (2004 — gain of $0.1 million) for the quarter and a gain of $1.0 million (2004 — loss of $0.1 million) for the nine months ended.

Burrard Landing Lot 2 Holdings Partnership (the “Partnership”)

Shaw has a 38.3% interest in the Partnership which was formed to build Shaw Tower, a mixed-use structure, with office/retail space and living/working space in Vancouver. Upon completion of the commercial construction of the building in the fall of 2004, a subsidiary of Shaw became one of the major tenants of the building with the move of its Lower Mainland cable headquarters to Shaw Tower. In the second quarter the Company began recording revenue and expenses in respect of the commercial activities of the building which had a nominal impact on net income. Prior to completion of commercial construction, all costs, including interest, had been capitalized to the cost of the building. Residential construction of Shaw Tower is expected to be completed by the fall of 2006. In the third quarter, Shaw has recorded a $0.5 million gain on the sale of 20 residential units. Based on pre-sales of the residential units, the Company anticipates that it will record further gains over the next two quarters.

RISKS AND UNCERTAINTIES

There have been no material changes in any risks or uncertainties facing the Company since August 31, 2004.

FINANCIAL POSITION

Total assets at May 31, 2005 were $7.5 billion compared to $7.6 billion at August 31, 2004. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2004.

Current assets increased by $17.2 million due to a $10.9 million increase in cash and an $8.9 million increase in inventories mainly due to timing of shipments of DTH customer premise equipment to retailers.

Shaw Communications Inc.

Property, plant and equipment decreased by $55.5 million primarily due to current year amortization being in excess of capital expenditures.

Deferred charges decreased by $27.0 million primarily due to a decrease in deferred equipment costs of $21.8 million.

Broadcast licenses decreased by $0.9 million due to the sale of the cable television advertising business, originally acquired as part of the purchase of the Monarch cable systems in 2004, to Corus Entertainment Inc. (“Corus”), a company subject to common voting control, for cash during the first quarter. The transaction was recorded at the exchange amount, representing the consideration received by Shaw from Corus. The consideration received reflected fair value as evidenced by similar transactions entered into by the Company. The transaction was reviewed by the Company’s Corporate Governance Committee, comprised of independent directors.

Current liabilities (excluding current portion of long-term debt) decreased by $38.2 million from August 31, 2004 due to timing of interest payments.

Total long-term debt increased by $190.2 million as a result of a net increase in bank line borrowings of $524.3 million (including $15.6 million in respect of the Burrard Landing partnership) offset by a decrease of $59.1 million relating to the translation of US denominated debt and repayment of the $275 million senior notes.

Deferred credits increased by $44.5 million principally due to the increase in deferred foreign exchange gains on the translation of hedged US dollar denominated senior notes of $55.8 million, offset by amortization of prepaid IRU rental of $9.9 million. Other long-term liabilities increased by $17.7 million due largely to a fair value adjustment in respect of a foreign currency forward contract which is not accounted for as a hedge. Future income taxes increased by $41.4 million primarily due to the future income tax expense recorded in the current year.

Share capital decreased by $256.8 million due to the redemption of the Series A COPrS of $192.9 million and the repurchase of 6,589,500 Class B Non-Voting Shares for cancellation for $63.9 million in the current year. The balance of the cost of the shares repurchased of $95.6 million was charged to the deficit. The number of shares outstanding is as reported at May 31, 2005, with the exception of the Class B Non-Voting Shares which were 210,915,272 due to the repurchase after May 31, 2005 of 2,614,600 shares for cancellation at an average price of $26.13.

LIQUIDITY AND CAPITAL RESOURCES

Shaw generated $195.6 million of free cash flow in the current year which, combined with the increase in bank loans of $508.7 million, was used to redeem the 8.45% Series A COPrS at a cost of $172.4 million, repay $275 million Senior notes, purchase $159.4 million of Class B Non-Voting Shares for cancellation, pay common share dividends of $48.3 million, pay $12.2 million to terminate a foreign currency forward contract and finance the increase in working capital and inventory of $33.8 million and other items of $3.2 million.

Shaw Communications Inc.

Pursuant to its normal course issuer bid, during the quarter Shaw repurchased 5,454,900 of its Class B Non-Voting Shares for cancellation for $135.5 million for a year-to-date total of 6,589,500 Class B Non-Voting Shares for a total of $159.4 million.

On February 1, 2005 the Company redeemed its outstanding Series A COPrS. The redemption was prudent given the prevailing interest and foreign exchange rate environments. The difference between the Series A COPrS’ book value and translated value, using the foreign exchange rate at the date of redemption, was $12.8 million net of income tax and was recorded through the deficit. The costs to terminate the foreign currency forward contract in respect of the entitlements on the Series A COPrS of $12.2 million was booked against the fair value liability recorded in the first quarter. The redemption was financed using Shaw’s existing revolving bank facility. Shaw entered into a forward contract to purchase the US funds required at the redemption date at an exchange rate of $1.2096 Canadian.

At May 31, 2005, Shaw had access to $324 million of available credit facilities. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate adequate free cash flow and to have sufficient borrowing capacity to finance foreseeable future business plans and refinance maturing debt.

CASH FLOW

Operating Activities

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2005	2004	%	2005	2004	%

($000s Cdn)
Funds flow from operations	197,685	179,260	10.3	564,394	508,459	11.0
Net decrease (increase) in non-cash working capital balances related to operations	(10,106)	3,577	(382.5)	(24,849)	6,085	(508.4)

	187,579	182,837	2.6	539,545	514,544	4.9

Funds flow from operations increased over comparative periods as a result of growth in service operating income before amortization and due to decreased interest and current income tax expenses. The net increase in non-cash working capital balances over the comparative quarter is primarily due to timing of collection of subscriber receivables. On a year-to-date basis, the net increase is also attributable to the timing of payments for prepaid interest and income tax instalments.

Investing Activities

	Three months ended May 31,			Nine months ended May 31,
	2005	2004	Increase	2005	2004	Decrease

($000s Cdn)
Cash flow used in investing activities	(91,534)	(119,508)	27,974	(353,140)	(312,617)	(40,523)

Shaw Communications Inc.

The cash used in investing activities was $28.0 million lower in the current quarter due to the acquisition of Monarch cable systems in the third quarter of the prior year. On a year-to-date basis, the impact of the Monarch acquisition was offset by higher capital expenditures in the current year.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended May 31,		Nine months ended May 31,
	2005	2004	2005	2004

(In $millions Cdn)
Redemption of COPrS	—	—	(172.4)	—
Bank loans and bank indebtedness — net of repayments	346.1	(35.0)	504.4	136.3
Dividends and equity entitlements	(24.2)	(22.4)	(76.5)	(55.2)
Cost to terminate foreign currency forward contract	—	—	(12.2)	—
Purchase of Class B Non-Voting Shares for cancellation	(135.4)	(27.3)	(159.4)	(69.2)
Increase in Partnership debt — net borrowings	3.3	5.0	15.6	13.5
Repayment of $275 million Senior notes	(275.0)	—	(275.0)	—
Repayment of $350 million credit facility	—	—	—	(350.0)
Repayment of $250 million Structured Note	—	—	—	(250.0)
Proceeds on $350 million Senior notes	—	—	—	350.0
Debt retirement costs	—	—	—	(1.0)
Proceeds on prepayment of IRU	—	—	—	2.9

	(85.2)	(79.7)	(175.5)	(222.7)

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Service
		operating		Basic and diluted	Funds flow
	Service	income before		earnings	from
	revenue	amortization(1)	Net income	(loss) per share	operations(2)

(In $000s Cdn except per share amounts)
2005
Third	559,883	252,899	43,266	0.16	197,685
Second	549,919	244,311	32,122	0.16	185,943
First	537,050	234,024	18,815	0.04	180,766

2004
Fourth	531,821	239,212	28,882	0.08	186,311
Third	532,015	237,659	24,828	0.06	179,260
Second	513,541	224,102	17,191	0.03	163,068
First	502,372	224,962	20,008	0.04	166,131

2003
Fourth	502,296	224,086	4,385	(0.02)	160,840

(1)	See Key Performance Drivers in Management’s Discussion and Analysis.
(2)	Funds flow from operations is presented before changes in net non-cash working capital as presented in the Consolidated Statement of Cash Flows.

Generally, service revenue and service operating income before amortization have grown quarter-over-quarter largely due to customer growth and rate increases. The only exception to the consecutive growth in service revenue was a marginal decrease in the fourth quarter of 2004.

Shaw Communications Inc.

Net income has generally trended positively quarter-over-quarter as a result of a number of factors including the growth in service operating income before amortization described above, in addition to reductions of interest expense as a result of debt repayment and retirement. The exceptions to the aforementioned are that earnings declined quarter-over-quarter by $10.1 million and $2.8 million in the first quarter of 2005 and the second quarter of 2004, respectively.

In the first quarter of 2005, the Company recorded a fair value loss of $21.6 million ($13.9 million after-tax) on a certain foreign currency forward contract. In the second quarter of 2004, the Company recorded a foreign exchange loss on unhedged long-term debt of $2.0 million compared to a gain of $4.8 million recorded in the first quarter of 2004. As a result of the aforementioned changes in net income, basic and diluted earnings (loss) per share have trended accordingly. In addition, the calculation of earnings per share in the second quarter of 2005 includes $0.06 per share attributable to the gain recorded through equity on the redemption of the Series A COPrS of $12.8 million.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, intend”, “target”, “guideline”, “goal”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

Shaw Communications Inc.

You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for the Company to predict what factors will arise or when they may arise. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	May 31,	August 31,
[thousands of Canadian dollars]	2005	2004

ASSETS
Current
Cash	10,893	—
Accounts receivable	115,630	119,519
Inventories	51,900	42,973
Prepaids and other	18,209	16,975

	196,632	179,467
Investments and other assets	45,483	43,965
Property, plant and equipment	2,236,850	2,292,340
Deferred charges	240,396	267,439
Intangibles
Broadcast licenses	4,684,647	4,685,582
Goodwill	88,111	88,111

	7,492,119	7,556,904

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	—	4,317
Accounts payable and accrued liabilities	377,564	410,037
Income taxes payable	5,937	5,563
Unearned revenue	94,346	96,095
Current portion of long-term debt [note 3]	77,401	343,097

	555,248	859,109
Long-term debt [note 3]	2,763,478	2,307,583
Other long-term liabilities [note 9]	34,635	16,933
Deferred credits	943,469	898,980
Future income taxes	1,023,666	982,281

	5,320,496	5,064,886

Shareholders’ equity
Share capital [note 4]	2,603,633	2,860,356
Contributed surplus	1,392	412
Deficit	(433,788)	(369,194)
Cumulative translation adjustment	386	444

	2,171,623	2,492,018

	7,492,119	7,556,904

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
(Unaudited)

	Three months ended May 31,		Nine months ended May 31,
[thousands of Canadian dollars except per share amounts]	2005	2004	2005	2004

Service revenue [note 2]	559,883	532,015	1,646,852	1,547,928
Operating, general and administrative expenses	306,984	294,356	915,618	861,205

Service operating income before amortization [note 2]	252,899	237,659	731,234	686,723
Amortization:
Deferred IRU revenue	3,126	3,085	9,865	9,000
Deferred equipment revenue	17,560	16,722	53,369	64,245
Deferred equipment cost	(50,265)	(51,413)	(160,607)	(173,161)
Deferred charges	(1,511)	(1,615)	(4,830)	(6,226)
Property, plant and equipment	(100,969)	(106,455)	(307,217)	(309,271)

Operating income	120,840	97,983	321,814	271,310
Interest on long-term debt [note 2]	(53,656)	(54,292)	(161,838)	(165,618)

	67,184	43,691	159,976	105,692
Gain on sale of investments	159	—	1,138	—
Write-down of investment	—	—	(1,937)	—
Foreign exchange gain (loss) on unhedged long-term debt	(805)	(1,475)	3,337	1,367
Fair value gain (loss) on foreign currency forward contracts	1,518	—	(14,531)	—
Debt retirement costs	—	—	—	(2,428)
Other gains	2,227	1,440	5,062	2,468

Income before income taxes	70,283	43,656	153,045	107,099
Income tax expense	26,878	18,599	58,425	44,833

Income before the following	43,405	25,057	94,620	62,266
Equity loss on investees	(139)	(229)	(417)	(239)

Net income	43,266	24,828	94,203	62,027
Deficit, beginning of period	(371,442)	(355,090)	(369,194)	(336,695)
Gain on redemption of COPrS [note 4]	—	—	12,803	—
Reduction on Class B Non-Voting Shares purchased for cancellation [note 4]	(82,601)	(15,843)	(95,562)	(37,677)
Amortization of opening fair value loss on a foreign currency forward contract	(93)	—	(3,102)	—
Dividends —
Class A and Class B Non-Voting Shares	(16,007)	(11,475)	(48,320)	(25,309)
Equity instruments (net of income taxes)	(6,911)	(9,977)	(24,616)	(29,903)

Deficit, end of period	(433,788)	(367,557)	(433,788)	(367,557)

Earnings per share [note 5]
Basic and diluted	0.16	0.06	0.36	0.14

[thousands of shares]
Weighted average participating shares outstanding during period	228,680	232,091	230,214	231,394
Participating shares outstanding, end of period	224,880	232,307	224,880	232,307

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended May 31,		Nine months ended May 31,
[thousands of Canadian dollars]	2005	2004	2005	2004

OPERATING ACTIVITIES [note 6]
Funds flow from operations	197,685	179,260	564,394	508,459
Net decrease (increase) in non-cash working capital balances related to operations	(10,106)	3,577	(24,849)	6,085

	187,579	182,837	539,545	514,544

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(78,648)	(61,247)	(263,062)	(177,525)
Additions to equipment costs (net) [note 2]	(22,494)	(28,761)	(87,780)	(93,058)
Net reduction (addition) to inventories	2,777	(4,035)	(8,927)	(9,825)
Cable system acquisition	—	(24,069)	—	(24,214)
Proceeds on sale of investments and other assets	6,836	2,881	12,213	3,506
Cost to terminate IRU	—	—	(283)	—
Acquisition of investments	—	(168)	(5,265)	(495)
Additions to deferred charges	(5)	(4,109)	(36)	(11,006)

	(91,534)	(119,508)	(353,140)	(312,617)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	(3,433)	677	(4,317)	677
Increase in long-term debt	408,447	54,995	665,566	661,961
Long-term debt repayments	(330,475)	(85,666)	(416,253)	(762,902)
Redemption of COPrS	—	—	(172,364)	—
Cost to terminate foreign currency forward contract	—	—	(12,200)	—
Debt retirement costs	—	—	—	(969)
Proceeds on prepayment of IRU	—	—	—	2,850
Purchase of Class B Non-Voting Shares for cancellation	(135,458)	(27,344)	(159,414)	(69,216)
Issue of Class B Non-Voting Shares, net of after-tax expenses	—	(32)	—	133
Dividends paid —
Class A and Class B Non-Voting Shares	(16,007)	(11,475)	(48,320)	(25,309)
Equity instruments, net of current income taxes	(8,229)	(10,878)	(28,209)	(29,901)

	(85,155)	(79,723)	(175,511)	(222,676)

Effect of currency translation on cash balances and cash flows	3	3	(1)	(4)

Increase (decrease) in cash	10,893	(16,391)	10,893	(20,753)
Cash, beginning of the period	—	16,391	—	20,753

Cash, end of the period	10,893	—	10,893	—

Cash includes cash and term deposits

See accompanying notes

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

1.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2004.

The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Adoption of recent Canadian accounting pronouncements

          Asset Retirement Obligations
In the first quarter of 2005, the Company retroactively adopted the new Canadian standard, Asset Retirement Obligations, which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. This new standard applies to obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard requires the recognition of all legal obligations associated with the retirement, whether by sale, abandonment, recycling or other disposal of an asset. The application of this standard had no significant impact on the unaudited interim Consolidated Financial Statements of the Company.

          GAAP Hierarchy and General Standards of Financial Statement Presentation
In the first quarter of 2005, the Company adopted the new CICA Handbook Sections 1100, “Generally Accepted Accounting Principles,” and 1400, “General Standards of Financial Statement Presentation”. Section 1100 describes what constitutes Canadian Generally Accepted Accounting Principles (“GAAP”) and its sources and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles, thereby re-codifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP. The application of these recommendations had no significant impact on the Company’s unaudited interim Consolidated Financial Statements.

          Consolidation of Variable Interest Entities
In the second quarter of 2005, the Company retroactively adopted the new CICA Accounting Guideline 15 (AcG-15), “Consolidation of Variable Interest Entities.” AcG-15 requires that an enterprise holding other than a voting interest in a variable interest entity (“VIE”) could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses and/or receive the majority of its expected residual returns. The adoption of the guideline had no impact on the Company’s unaudited interim Consolidated Financial Statements.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

2.	BUSINESS SEGMENT INFORMATION

The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (Big Pipe) (“Cable”); “DTH” (Star Choice) satellite services; and, satellite distribution services (“Satellite Services”). All of these operations are located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended May 31,		Nine months ended May 31,
	2005	2004	2005	2004
	$	$	$	$

Service revenue
Cable	406,325	379,967	1,191,286	1,114,058
DTH	135,086	133,397	401,263	378,305
Satellite Services	22,702	24,045	66,947	71,639

Inter segment —	564,113	537,409	1,659,496	1,564,002
Cable	(706)	(678)	(2,062)	(1,934)
DTH	(1,164)	(1,216)	(3,502)	(3,640)
Satellite Services	(2,360)	(3,500)	(7,080)	(10,500)

	559,883	532,015	1,646,852	1,547,928

Service operating income before amortization
Cable	203,903	195,248	596,873	583,759
DTH	38,328	31,793	103,229	78,355
Satellite Services	10,668	10,618	31,132	31,093
Litigation settlement	—	—	—	(6,484)

	252,899	237,659	731,234	686,723

Interest on long-term debt (1)
Cable	42,826	43,536	129,708	130,953
DTH and Satellite Services	10,408	10,756	31,336	34,665
Burrard Landing Lot 2 Holdings Partnership	422	—	794	—

	53,656	54,292	161,838	165,618

Cash taxes (1)
Cable	5,621	7,601	18,574	22,961
DTH and Satellite Services	77	155	248	467

	5,698	7,756	18,822	23,428
-

(1)	The Company reports interest and cash taxes on a segmented basis for Cable and combined Satellite only. It does not report interest and cash taxes on a segmented basis for DTH and Satellite Services.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

Capital expenditures

	Three months ended May 31,		Nine months ended May 31,
	2005	2004	2005	2004
	$	$	$	$

Capital expenditures accrual basis
Cable	67,362	52,276	210,023	127,016
Corporate	8,149	8,664	24,861	21,366

Sub-total Cable including corporate	75,511	60,940	234,884	148,382
Satellite (net of equipment profit)	(226)	2,201	8,511	9,997

	75,285	63,141	243,395	158,379

Equipment costs (net of revenue received)
Cable	4,639	9,998	26,485	27,864
Satellite	17,855	18,763	61,295	65,194

	22,494	28,761	87,780	93,058

Capital expenditures and equipment costs (net)
Cable	80,150	70,938	261,369	176,246
Satellite	17,629	20,964	69,806	75,191
	97,779	91,902	331,175	251,437

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	78,648	61,247	263,062	177,525
Additions to equipment costs (net)	22,494	28,761	87,780	93,058

Total of capital expenditures and equipment subsidies per Consolidated Statements of Cash Flows	101,142	90,008	350,842	270,583
Decrease (increase) in working capital related to capital expenditures	746	8,260	(3,425)	(1,616)
Less: Partnership capital expenditures (1)	(3,063)	(4,995)	(12,717)	(13,460)
Less: IRU prepayments (2)	(146)	(179)	(944)	(1,132)
Less: Satellite equipment profit (3)	(900)	(1,192)	(2,581)	(2,938)

Total capital expenditures and equipment subsidies reported by segments	97,779	91,902	331,175	251,437

(1)	Consolidated capital expenditures include the Company’s 38.3% proportionate share of the Burrard Landing Lot 2 Holdings Partnership (“Partnership”) capital expenditures which the Company is required to proportionately consolidate (see Note 1 to the Company’s 2004 Consolidated Financial Statements). As the Partnership is financed by its own debt with no recourse to the Company, the Partnership’s capital expenditures are subtracted from the calculation of segmented capital expenditures and equipment subsidies.

(2)	Prepayments on indefeasible rights to use (“IRUs”) certain specifically identified fibres in amounts not exceeding the costs to build the fiber subject to the IRUs are subtracted from the calculation of segmented capital expenditures and equipment subsidies.

(3)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment subsidies as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

Assets

	May 31, 2005
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	5,806,964	881,063	563,124	7,251,151

Corporate assets				240,968

Total assets				7,492,119

	August 31, 2004
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	5,842,338	926,478	558,402	7,327,218

Corporate assets				229,686

Total assets				7,556,904

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

3.	LONG-TERM DEBT

		May 31, 2005			August 31, 2004
		Translated			Translated
	Effective	at period			at year
	interest	end	Adjustment	Translated	end	Adjustment for	Translated
	rates	exchange	for hedged	at hedged	exchange	hedged	at hedged
	%	rate	debt (1)	rate	rate	debt (1)	rate
		$	$	$	$	$	$
Corporate

Bank loans (2)	Fixed and variable	800,796	—	800,796	295,433	—	295,433
Senior notes—
Due April 11, 2005	7.05	—	—	—	275,000	—	275,000
Due October 17, 2007	7.40	296,760	—	296,760	296,760	—	296,760
US $440,000 due April 11, 2010	7.88	552,288	90,332	642,620	577,720	64,900	642,620
US $225,000 due April 6, 2011	7.68	282,420	73,418	355,838	295,425	60,413	355,838
US $300,000 due December 15, 2011	7.61	376,560	100,290	476,850	393,900	82,950	476,850
Due November 20, 2013	7.50	350,000	—	350,000	350,000	—	350,000

		2,658,824	264,040	2,922,864	2,484,238	208,263	2,692,501

Other subsidiaries and entities

Videon CableSystems Inc. 8.15% Senior
Debentures Series “A” due April 26, 2010	7.63	130,000	—	130,000	130,000	—	130,000
Burrard Landing Lot 2 Holdings Partnership (3)	variable	52,055	—	52,055	36,442	—	36,442

		182,055	—	182,055	166,442	—	166,442

Total consolidated debt		2,840,879	264,040	3,104,919	2,650,680	208,263	2,858,943
Less current portion (4)		77,401	—	77,401	343,097	—	343,097

		2,763,478	264,040	3,027,518	2,307,583	208,263	2,515,846

(1)	As required by GAAP, foreign denominated long-term debt is to be translated at the period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting exchange gains and losses on translating hedged long-term debt are included in deferred charges or deferred credits. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $264,040 (August 31, 2004 — $208,263) representing a corresponding amount in deferred credits. The hedged rates on the Senior notes of US $440,000, US $225,000 and US $300,000 are 1.4605, 1.5815 and 1.5895, respectively.

(2)	Availabilities under banking facilities are as follows at May 31, 2005:

		Bank loans (a)			Operating
	Total	Revolving (b)	Term (c)	Sub-total	credit facilities (a)
	$	$	$	$	$

Total facilities	1,125,796	910,000	155,796	1,065,796	60,000
Amount drawn (excluding letters of credit of $1,266)	800,796	645,000	155,796	800,796	—

	325,000	265,000	—	265,000	60,000

(a)	Bank loans represent liabilities classified as long-term debt. Operating credit facilities are for terms less than one year and accordingly are classified as bank indebtedness.

(b)	The revolving credit facility is due April 30, 2009 and is unsecured and ranks pari passu with the senior unsecured notes.

(c)	The term facilities are repayable in increasing semi-annual installments in April and October of each year until fully repaid on April 30, 2007.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

(3)	The facilities were extended until June 30, 2005. During the second quarter, the Partnership issued 25 year secured mortgage bonds in respect of the commercial component of the Shaw Tower and used the proceeds to repay a portion of the amounts outstanding under the construction facility. Shaw’s proportionate share of the bonds is $27,064. The interest rate on the bonds is fixed for the first 10 years at 6.31% compounded semi-annually. Subsequent to the reporting date, the remaining balance of the construction facility was repaid from proceeds on the sale of residential units. Shaw’s proportionate share of the repayment was $24,991. As a result of the repayment, the remaining debt of the Partnership has no recourse to the Company.

(4)	Current portion of long-term debt includes the current portion of the term facilities, the Burrard Landing Lot 2 Holdings Partnership Loan and the amount due within one year on the Partnership’s mortgage bonds.

4.	SHARE CAPITAL

Issued and outstanding

			May 31,	August 31,
			2005	2004
Number of Securities			$	$

May 31,	August 31,
2005	2004

11,349,932	11,359,932	Class A Shares	2,488	2,490
213,529,872	220,109,372	Class B Non-Voting Shares	2,069,093	2,132,943

224,879,804	231,469,304		2,071,581	2,135,433

		EQUITY INSTRUMENTS COPrS -
—	5,700,000	8.45% Series A US $142.5 million due Sept. 30, 2046	—	192,871
100,000	100,000	8.54% Series B Cdn $100 million due Sept. 30, 2027	98,467	98,467
6,900,000	6,900,000	8.50% Series US $172.5 million due Sept. 30, 2097	252,525	252,525
6,000,000	6,000,000	8.875% Series Cdn $150 million due Sept. 28, 2049	147,202	147,202

			498,194	691,065

		Zero Coupon Loan — US $22.8 million	33,858	33,858

			2,603,633	2,860,356

Purchase of shares for cancellation

During the nine months ended May 31, 2005, the Company purchased 6,589,500 Class B Non-Voting Shares for cancellation for $159,414 of which $63,852 reduced the stated capital of the Class B Non-Voting Shares and $95,562 increased the deficit.

Redemption of COPrS

On February 1, 2005, the Company redeemed its US $142,500 8.45% Series A COPrS. The difference, net of tax,between the historic cost of $192,871 and the value of the COPrS translated at the foreign exchange rate on February 1, 2005 was $12,803 and was recorded as a reduction of the deficit.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000. To date, 1,934 Class B Non-Voting Shares have been issued under these plans.

The changes in options are as follows:

	Nine months ended May 31,
	2005		2004
		Weighted average		Weighted average
		exercise price		exercise price
	Shares	$	Shares	$

Outstanding at beginning of period	7,847,000	32.55	7,607,500	32.58
Granted	1,306,000	32.62	875,750	32.45
Forfeited	(760,750)	32.25	(651,500)	32.70

Outstanding at end of period	8,392,250	32.59	7,831,750	32.55

The following table summarizes information about the options outstanding at May 31, 2005:

	Number	Weighted average
	outstanding at	remaining	Weighted average	Number exercisable	Weighted average
Range of prices	May 31, 2005	contractual life	exercise price	at May 31, 2005	exercise price

$17.37	10,000	8.4	17.37	2,500	17.37
$29.70 - $34.70	8,382,250	6.8	32.61	5,251,500	32.59

For all common share options granted to employees up to August 2003, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income and earnings per share would have been reported as the pro forma amounts indicated below:

	Three months ended May 31,		Nine months ended May 31,
	2005	2004	2005	2004
	$	$	$	$

Net income for the period	43,266	24,828	94,203	62,027
Pro forma income for the period	41,823	20,654	89,874	49,505
Pro forma basic and diluted earnings per share	0.15	0.05	0.34	0.08

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

The weighted average estimated fair value at the date of the grant for common share options granted was $2.97 per option (2004 — $3.00 per option) and $2.57 per option (2004 — $2.17 per option) for the quarter and year-to-date, respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended May 31,		Nine months ended May 31,
	2005	2004	2005	2004
	$	$	$	$

Dividend yield	1.68%	0.88%	1.44%	0.86%
Risk-free interest rate	3.53%	3.33%	3.63%	3.62%
Expected life of options	4 years	4 years	4 years	4 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	39.1%	40.2%	39.4%	39.4%

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.

Other stock options

In conjunction with the acquisition of Cancom, holders of Cancom options elected to receive 0.9 of a Shaw Class B Non-Voting Share in lieu of one Cancom share which would have been received upon the exercise of an option under the Cancom plan.

At May 31, 2005, there were 68,002 Cancom options outstanding with exercise prices between $7.75 and $23.25 and a weighted average price of $12.37. The weighted average remaining contractual life of the Cancom options is 2.3 years. At May 31, 2005, 68,002 Cancom options were exercisable into 61,202 Class B Non-Voting Shares of the Company at a weighted average price of $13.74 per Class B Non-Voting Share.

Warrants

Prior to the Company’s acquisition and consolidation of Cancom effective July 1, 2000, Cancom and its subsidiary Star Choice had established a plan to grant warrants to acquire Cancom common shares at a price of $22.50 per share to distributors and dealers. The Company provided for this obligation (using $25 per equivalent Shaw Class B Non-Voting Share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw Class B Non-Voting Shares at that time. Accordingly, the issue of the warrants under the plan had no impact on the earnings of the Company.

A total of 242,705 warrants remain outstanding under the plan and vest evenly over a four year period. The weighted average remaining contractual life of the warrants at May 31, 2005 is 0.4 years. At May 31, 2005, 238,505 of these warrants had vested.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

5.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2005	2004	2005	2004
	$	$	$	$

Net income	43,266	24,828	94,203	62,027
Gain on redemption of COPrS	—	—	12,803	—
Equity entitlements, net of income tax	(6,911)	(9,977)	(24,616)	(29,903)

	36,355	14,851	82,390	32,124

Earnings per share — basic and diluted	0.16	0.06	0.36	0.14

Weighted average number of Class A and Class B Non-Voting Shares used as denominator in above calculation (thousands of shares)	228,680	232,091	230,214	231,394

Class B Non-Voting Shares issuable under the terms of the Company’s stock option plans are either anti-dilutive (increase earnings per share) or do not result in diluted earnings per share.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

6.	STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from operations

	Three months ended May 31,		Nine months ended May 31,
	2005	2004	2005	2004
	$	$	$	$

Net income	43,266	24,828	94,203	62,027
Non-cash items:
Amortization
Deferred IRU revenue	(3,126)	(3,085)	(9,865)	(9,000)
Deferred equipment revenue	(17,560)	(16,722)	(53,369)	(64,245)
Deferred equipment cost	50,265	51,413	160,607	173,161
Deferred charges	1,511	1,615	4,830	6,226
Property, plant and equipment	100,969	106,455	307,217	309,271
Future income tax expense	21,180	10,843	39,603	21,405
Write-down of investment	—	—	1,937	—
Gain on sale on investments	(159)	—	(1,138)	—
Foreign exchange loss (gain) on unhedged long-term debt	805	1,475	(3,337)	(1,367)
Equity loss on investees	139	229	417	239
Debt retirement costs	—	—	—	2,428
Fair value loss (gain) on a foreign currency forward contracts	(1,518)	—	14,531	—
Stock option expense	400	119	980	222
Defined benefit pension plan	2,098	1,512	6,139	6,245
Other	(585)	578	1,639	1,847

Funds flow from operations	197,685	179,260	564,394	508,459

(ii)	Changes in non-cash working capital balances related to operations include the following:

	Three months ended May 31,		Nine months ended May 31,
	2005	2004	2005	2004
	$	$	$	$

Accounts receivable	7,835	21,481	4,815	21,757
Prepaids and other	(1,767)	(4,325)	(1,234)	5,128
Accounts payable and accrued liabilities	(15,891)	(19,689)	(26,295)	(31,258)
Income taxes payable	576	3,506	(386)	8,031
Unearned revenue	(859)	2,604	(1,749)	2,427

	(10,106)	3,577	(24,849)	6,085

(iii)	Interest and income taxes paid (recovered) and classified as operating activities are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2005	2004	2005	2004
	$	$	$	$

Interest	87,470	83,831	196,450	189,171
Income taxes	611	(1,707)	3,716	(1,374)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

7.	UNITED STATES ACCOUNTING PRINCIPLES

The unaudited interim Consolidated Financial Statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these unaudited interim Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States (“US GAAP”).

	Three months ended May 31,		Nine months ended May 31,
	2005	2004	2005	2004
	$	$	$	$

Net income using Canadian GAAP	43,266	24,828	94,203	62,027
Add (deduct) adjustments for:
Deferred charges (2)	11,428	6,980	16,863	15,298
Foreign exchange gains (losses) (3)	(3,743)	(8,727)	20,416	7,023
Entitlement on equity instruments (8)	(10,715)	(15,589)	(38,150)	(46,723)
Fair value loss on a foreign currency forward contract (9)	—	—	(7,700)	—
Income tax effect of adjustments	410	4,670	6,623	10,049

Net income using US GAAP	40,646	12,162	92,255	47,674

Unrealized foreign exchange gain (loss) on translation of self-sustaining foreign operations	7	3	(58)	(15)
Unrealized gains on available-for-sale securities, net of tax (7)
Unrealized holding gains (losses) arising during the period	(1,886)	1,155	13,681	4,618
Less: reclassification adjustment for gain included in net income	(70)	—	(567)	—

	(1,949)	1,158	13,056	4,603
Adjustment to fair value of derivatives (9)	19,028	17,970	(105,592)	(33,700)
Foreign exchange gains (losses) on hedged long-term debt (10)	(17,223)	(21,919)	45,877	17,646

	(144)	(2,791)	(46,659)	(11,451)

Comprehensive income using US GAAP	40,502	9,371	45,596	36,223

Net income per share using US GAAP	0.18	0.05	0.40	0.21
Comprehensive income per share using US GAAP	0.18	0.04	0.20	0.16

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

Balance sheet items using US GAAP

	May 31,		August 31,
	2005		2004
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Investments and other assets (7)	45,483	89,139	43,965	72,998
Deferred charges (2) (10) (11) (12)	240,396	137,383	267,439	147,353
Broadcast licenses (1) (5) (6)	4,684,647	4,659,413	4,685,582	4,660,348
Deferred credits (10) (11)	943,469	665,438	898,980	674,718
Other long-term liabilities (9) (12)	34,635	444,599	16,933	301,505
Future income taxes	1,023,666	984,146	982,281	943,531
Long-term debt (8)	2,763,478	3,258,662	2,307,583	3,001,161
Shareholders’ equity	2,171,623	1,499,435	2,492,018	1,660,593

     The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	May 31,	August 31,
	2005	2004
	$	$

Shareholders’ equity using Canadian GAAP	2,171,623	2,492,018
Amortization of intangible assets (1)	(124,179)	(124,179)
Deferred charges (2)	(20,737)	(35,817)
Equity in loss of investees (4)	(35,710)	(35,710)
Gain on sale of subsidiary (5)	15,309	15,309
Gain on exchange of cable television systems (6)	47,745	47,745
Equity instruments (3) (8)	(494,778)	(688,520)
Derivative not accounted for as a hedge (9)	(1,898)	—
Accumulated other comprehensive loss	(57,554)	(9,809)
Cumulative translation adjustment	(386)	(444)

Shareholders’ equity using US GAAP	1,499,435	1,660,593

Included in shareholders’ equity is accumulated other comprehensive income (loss), which refers to revenues, expenses, gains and losses that under US GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s accumulated other comprehensive income (loss) is comprised of the following:

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

	May 31,	August 31,
	2005	2004
	$	$

Accumulated other comprehensive income (loss)
Unrealized foreign exchange gain on translation of self-sustaining foreign operations	386	444
Unrealized gains on investments (7)	35,908	23,880
Fair value of derivatives (9)	(305,214)	(199,622)
Foreign exchange gains on hedged long-term debt (10)	217,173	171,296
Minimum liability for pension plan (12)	(5,807)	(5,807)

	(57,554)	(9,809)

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the unaudited interim Consolidated Financial Statements are as follows:

(1)	Amortization of intangibles prior to September 1, 2001 is required on a straight-line basis for US GAAP purposes, instead of an increasing charge method.
(2)	US GAAP requires all costs associated with launch and start-up activities and the excess of equipment cost deferrals over equipment revenue deferrals to be expensed as incurred instead of being deferred and amortized.
(3)	US GAAP requires exchange gains (losses) on translation of equity instruments treated as debt as described in item 8 below, to be included in income or expense.
(4)	Equity in loss of investees have been adjusted to reflect US GAAP.
(5)	Gain on a sale of a subsidiary that was not permitted to be recognized under Canadian GAAP was required to be recognized under US GAAP.
(6)	Gain on an exchange of cable systems was required to be recorded under US GAAP but may not be recorded under Canadian GAAP.
(7)	US GAAP requires equity securities included in investments to be carried at fair value rather than cost as required by Canadian GAAP.
(8)	US GAAP treats equity instruments classified as equity under Canadian GAAP as debt and the related interest as an expense rather than a dividend.
(9)	Under US GAAP, all derivatives are recognized in the balance sheet at fair value with gains and losses recorded in income or comprehensive income (loss).
(10)	Foreign exchange gains (losses) on translation of hedged long-term debt are deferred under Canadian GAAP but included in comprehensive income (loss) for US GAAP.
(11)	US GAAP requires subscriber connection revenue and related costs to be recognized immediately instead of being deferred and amortized.
(12)	The Company’s unfunded non-contributory defined benefit pension plan for certain of its senior executives had an accumulated benefit obligation of $52,507 as at August 31, 2004. Under US GAAP, an additional minimum liability is to be recorded for the difference between the accumulated benefit obligation and the accrued pension liability. The additional liability is offset in deferred charges up to an amount not exceeding the unamortized past service costs. The remaining difference is recognized in other comprehensive income (loss), net of tax. Under Canadian GAAP, the accumulated benefit obligation and additional minimum liability are not recognized.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

8.	PENSION PLAN

The total benefit costs expensed under the Company’s defined benefit pension were $2,311 (2004 — $1,802) and $6,933 (2004 — $7,116) for the three and nine months ended May 31, 2005, respectively.

9.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities include the long-term portion of the Company’s defined benefit pension plan of $23,072 (August 31, 2004 — $16,933) and a foreign currency forward contract liability of $11,563.

10.	SUBSEQUENT EVENTS

Subsequent to quarter end, the Partnership used proceeds from the sale of residential units in the Shaw Tower to repay its bank facilities, of which Shaw’s proportionate share was $24,991. In addition, the Company received $6,992 from the Partnership in respect of a return on capital distribution and partial repayment of the Company’s equity contributions.

The Company repurchased 2,614,600 Class B Non-Voting Shares for cancellation for $68,307, of which $25,336 reduced stated capital and $42,971 increased the deficit.

Form 52-109FT2 — Certification of Interim Filings during Transition Period

I, Jim Shaw, Chief Executive Officer of Shaw Communications Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Shaw Communications Inc. (the issuer) for the interim period ending May 31, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 8, 2005

(signed) “Jim Shaw”

Jim Shaw
Chief Executive Officer

Form 52-109FT2 — Certification of Interim Filings during Transition Period

I, Steve Wilson, Senior Vice-President and Chief Financial Officer of Shaw Communications Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Shaw Communications Inc. (the issuer) for the interim period ending May 31, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 8, 2005

(signed) “Steve Wilson”

Steve Wilson
Senior Vice-President and Chief Financial Officer